Mail Stop 3628

					      March 27, 2006

By Facsimile (617) 772-9465 and U.S. Mail
Susan F. Donahue, Esquire
c/o MMA Financial, Inc.
101 Arch Street
Boston, Massachusetts 02110-1106

Re:  	Boston Financial Qualified Housing Tax Credits L.P. II
	Schedule 14D-9
      Filed on March 16, 2005
	File No. 005-80085

Dear Ms. Donahue:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9
Item 4.  The solicitation or Recommendation, page 1

1. We note that this section indicates that the Managing Partners, in determining whether or not to approve the Offer, considered certain factors. Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A requires that reasons be cited to explain the board`s position. Please expand this section to further explain how each factor supports the decision to not recommend the transaction. Vague statements of topics are not sufficient. For example, but without limitation:

* it is unclear how the reduction of the proceeds by the transfer fees supports your recommendation, in light of the fact that the same transfer fees apply to all transactions;

* other than the proxy contest and the tender offer for Fund IV, explain whether there are any other indications that this Paco
Offer may be one step in a concerted plan by Paco to try and take control of the company; and

* revise to explain why Paco`s possible need to provide an opinion of counsel that the transfer will not result in material adverse tax consequences to the Partners is a factor that investors should consider. For example, will this cause a delay in payment?






Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

     						Very truly yours,



						Jeffrey B. Werbitt
						Attorney-Advisor
						Office of Mergers & Acquisitions